File No. 70-9961

      Filed with the Securities and Exchange Commission on October 17, 2003

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            _________________________________________________________

                                     E.ON AG
                                  Powergen Ltd.
                          Powergen US Holdings Limited
                             Powergen US Investments
                        Powergen Luxembourg Holdings sarl
                            Powergen Luxembourg sarl
                                  E.ON-Platz 1
                                40479 Dusseldorf
                                     Germany

            ________________________________________________________
                  (Name of companies filing this statement and
                    Addresses of principal executive offices)

                                     E.ON AG
                    (Name of top registered holding company)

            ________________________________________________________

                                  Ulrich Hueppe
                    General Counsel, Executive Vice President
                                     E.ON AG
                                  E.ON-Platz 1
                                40479 Dusseldorf
                                     Germany
                         Telephone: 011-49-211-4579-388
                         Facsimile: 011-49-211-4579-610

                        _________________________________
                   (Names and addresses of agents for service)

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    The Commission is also requested to send copies of any communications in connection with this matter to:

                                 Tia S. Barancik
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                             New York, NY 10019-5389
                            Telephone: (212) 424-8455
                            Facsimile: (212) 424-8500


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Item 1.  Description of the Proposed Transaction

A.   Introduction

     By order dated June 14, 2002, the Securities and Exchange Commission (the "Commission") authorized the acquisition of Powergen Ltd. (formerly Powergen plc, "Powergen") by E.ON AG ("E.ON") and certain related transactions. E.ON AG, et al., Holding Co. Act Release No. 27539 (June 14, 2002) ("2002 Order"). The 2002 Order granted the Form U-1 Application-Declaration, originally filed in File No. 70-9961 on September 4, 2001, and subsequently amended by Amendment No. 1 filed on October 23, 2001, Amendment No. 2 filed on December 21, 2001, Amendment No. 3 filed on June 11, 2002, and Amendment No. 4 filed on June 14, 2002. On February 21, 2003, the Commission approved the transfer of Powergen US Investment Corp. from the Powergen chain of companies to E.ON US Holding GmbH (the "Transfer") in Holding Co. Act Release No. 27654 (Feb. 21, 2003) ("Transfer Order").

B.   General Request

     Applicants submit this Post-Effective Amendment No. 2 ("Amendment") to request that the Commission release its reservation of jurisdiction and issue an order pursuant to Section 5(d) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), declaring that Powergen US Holdings Limited, Powergen US Investments, Powergen Luxembourg Holdings sarl and Powergen Luxembourg sarl (the "Powergen Intermediate Holding Companies") have ceased to be holding companies and that upon effectiveness of the order, the registration of the Powergen Intermediate Holding Companies will cease to be in effect.

C.   Discussion

     Under the 2002 Order, the SEC authorized E.ON to acquire all of the issued and outstanding common stock of Powergen and, through the acquisition of Powergen, LG&E Energy Corporation ("LG&E Energy") and its public utility subsidiaries, Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU") (the "Acquisition"). On July 1, 2002, E.ON consummated the Acquisition and registered as a holding company under Section 5 of the 1935 Act.\1

     Under the 2002 Order, E.ON also was authorized to complete a reorganization (following the Acquisition) whereby the ownership of E.ON US Investments Corps. (formerly, Powergen US Investments Corps., "EUSIC"), an intermediate holding company of Powergen and the immediate parent company of LG&E Energy, would be transferred to E.ON U.S. Verwaltungs GmbH ("E.ON US"), a direct subsidiary of E.ON, in exchange for cash or a note. Following the


------------------------------
1 By order dated December 6, 2000, the Commission authorized Powergen to acquire LG&E Energy. See Powergen plc, Holding Co. Act Release No. 27291 (Dec. 6, 2000). Subsequent to the issuance of this order, Powergen and the Powergen Intermediate Holding Companies registered under the 1935 Act. Following the Acquisition, Powergen and the Powergen Intermediate Holding Companies remained registered pursuant to Section 5 of the 1935 Act and LG&E Energy continued to claim exemption from registration under Section 3(a)(1).


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reorganization, E.ON would hold all of the outstanding voting stock of LG&E
Energy through E.ON US and EUSIC, and E.ON US would register as a holding company. EUSIC would remain a registered holding company under the Act by virtue of its indirect ownership interest in LG&E and KU, both public utility companies. Consequently, the Powergen Intermediate Holding Companies would cease to hold voting interests in LG&E Energy directly or indirectly and thereby cease to be holding companies of any public utility company. The Commission reserved jurisdiction over the proposed deregistration of the Powergen Intermediate Holding Companies until the completion of the reorganization.

     Since the Acquisition, ownership of EUSIC has been transferred from Powergen Luxembourg Holdings sarl (10%) and Powergen Luxembourg Investments sarl (90%) to Powergen Luxembourg sarl. In addition, Powergen Luxembourg Investments sarl has been liquidated. On March 1, 2003, Powergen Luxembourg sarl transferred 99.5% of its shareholding in EUSIC to E.ON US for cash as proposed in the Original Financing Application and approved in the Transfer Order. It retained one (1) voting share that constitutes 0.5% of the ownership in EUSIC in order to preserve certain tax efficiencies under the laws of Luxembourg.

     Presently, E.ON indirectly owns LG&E Energy through E.ON US and EUSIC. The Powergen Intermediate Holding Companies do not own any voting interest in any U.S. public utility company except for the sole voting share held by Powergen Luxembourg sarl in EUSIC. E.ON's indirect ownership of less than 1% of the voting interest in EUSIC and, consequently, in LG&E Energy, is immaterial and does not affect the U.S. utility operations of LG&E Energy.

Item 2. Fees, Commission and Expenses

     Applicants expect to pay or incur, directly or indirectly, approximately $25,000 in connection with the request herein.

Item 3.   Applicable Statutory Provisions

     Applicants request that the Commission issue an order declaring the deregistration of the Powergen Intermediate Holding Companies pursuant to
Section 5(d) of the 1935 Act in light of the fact that the Powergen Intermediate Holding Companies are no longer holding companies within the meaning of Section 2(a)(7) of the 1935 Act. Section 5(d) provides that

          Whenever the Commission, upon application, finds that a registered holding company has ceased to be a holding company, it shall so declare by order and upon the taking effect of such order the registration of such company shall, upon such terms and conditions as the Commission finds and in such order prescribes as necessary for the protection of investors, cease to be in effect.

     Section 2(a)(7) of the 1935 Act defines a "holding company" as

          (A) any company which directly or indirectly owns, controls, or holds with power to vote, 10 per centum or more of the outstanding voting securities of a public-utility company or of a


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          company which is a holding company by virtue of this clause or clause
          (B), unless the Commission, as hereinafter provided, by order declares such company not to be a holding company; and

          (B) any person which the Commission determines, after notice and opportunity for hearing, directly or indirectly to exercise (either alone or pursuant to an arrangement or understanding with one or more persons) such a controlling influence over the management or policies of any public-utility or holding company as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that such person be subject to the obligations, duties, and liabilities imposed in this title upon holding companies.

     Upon completion of the Transfer, the Powergen Intermediate Holding Companies ceased ownership, direct or indirect, of any significant or material interests in EUSIC and LG&E Energy and its public utility subsidiaries. The Powergen Intermediate Holding Companies were formed to effect Powergen's acquisition of LG&E Energy on a tax efficient basis and continue to serve as financing conduits, enabling E.ON and Powergen to preserve certain efficient financing arrangements since the Acquisition. These intermediary companies, including Powergen Luxembourg sarl which holds a residual 0.5% in EUSIC, (i) cannot exert any influence over the management or policies of E.ON US, which directly holds the ownership interests of LG&E Energy and its public utility subsidiaries, and (ii) do not have authorization to issue securities externally. Powergen Luxembourg sarl's indirect minority interest (through EUSIC) in a U.S. public utility company does not warrant a finding that Powergen Luxembourg sarl is a holding company within the meaning of Section 2(a)(7) of the 1935 Act.

     Consequently, none of the Powergen Intermediate Holding Companies (i) directly or indirectly own, control or hold with the power to vote 10% or more of the outstanding voting securities of any public utility company or any company that is a holding company by virtue of clause (A) or (B) of Section 2(a)(7) of the 1935 Act, or (ii) exercise any controlling influence over the management or policies of any public utility or holding company.

Item 4. Regulatory Approvals

     No federal or state regulatory approval, other than the authorization of the Commission, is required in connection with the deregistration of the Powergen Intermediate Holding Companies.

Item 5. Procedure

     Applicants respectfully request that the Commission release its reservation of jurisdiction and forthwith issue an order declaring that the Powergen Intermediate Holding Companies have ceased to be holding companies and that upon effectiveness of the order, the registration of the Powergen Intermediate Holding Companies will cease to be in effect.

Item 6. Exhibits and Financial Statements

     Not applicable.

Item 7. Information as to Environmental Effects

     The deregistration of the Powergen Intermediate Holding Companies as proposed herein neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. No federal agency is preparing an environmental impact statement in connection with Applicants' request herein.

                                    SIGNATURE

     Pursuant to the Public Utility Holding Company Act of 1935, Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

                              E.ON AG

                              By:     /s/ Ulrich Hueppe
                              Name:   Ulrich Hueppe
                              Title:  General Counsel, Executive Vice President
                              Date:   October 17, 2003

                              By:     /s/ Patrick Wolff
                              Name:   Patrick Wolff
                              Title:  Counsel
                              Date:   October 17, 2003